EXHIBIT 2.1

STOCK transfer AGREEMENT

This Stock Transfer Agreement (this “Agreement”) is entered into as of June 30, 2026 (the “Effective Date”), by and between Duos Technologies Group, Inc., a Florida corporation (“Group” or “Seller”), and Sandbank Acosta, LLC, a Florida limited liability company (“Buyer”). Duos Technologies, Inc., a Florida corporation and the entity whose stock is being sold, is referred to in this Agreement as “Tech” or “DTI”.

Recitals

A. Group owns all of the issued and outstanding shares of capital stock of Tech (the “Shares”), which Shares constitute all voting equity interests of Tech.

B. Buyer desires to acquire from Group, and Group desires to transfer to Buyer, all of the Shares, on the terms and subject to the conditions set forth in this Agreement.

C. The parties acknowledge that this transaction is structured as a stock transfer, such that Buyer will acquire indirect ownership of all of Tech’s assets, rights, properties, contracts, and business and indirect responsibility for Tech’s liabilities and obligations, except as otherwise expressly provided in this Agreement.

D. The parties further contemplate that, in connection with the Closing and post-Closing transition, they will enter into certain ancillary agreements, including a Transition Services Agreement, and an Employee Leasing Agreement.

E. Prior to the Closing, Group will contribute the Intercompany Balance (defined below) to DTI as a capital contribution, converting the intercompany payable from a debt obligation to contributed equity capital of DTI (the "Receivable Contribution").

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.

1.- DEFINITIONS

For purposes of this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Ancillary Agreements” means, collectively, the Transition Services Agreement, the Employee Leasing Agreement, and each other certificate, schedule, exhibit, instrument, or agreement expressly contemplated by this Agreement.

“Business Day” means any day other than a Saturday, Sunday, or legal holiday on which commercial banks in Florida are authorized or required to close.

“Buyer Indemnified Parties” has the meaning set forth in Section 15.1.

“Claim Notice” means written notice setting forth in reasonable detail the nature of a claim, the factual or contractual basis for such claim, and, to the extent known, the amount thereof.

“Closing” means the consummation of the transactions contemplated by this Agreement.

“Closing Date” means August 5, 2026, or such other date as Group and Buyer may agree in writing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Disclosure Schedules” means any schedules, if any, delivered by Group to Buyer identifying exceptions to the representations and warranties set forth in this Agreement.

“DTI” or “Tech” has the meaning set forth in the preamble.

“Employee Leasing Agreement” means the employee leasing agreement to be entered into at or prior to Closing among the appropriate parties in connection with the post-Closing leasing of certain employees for the benefit of Tech.

“Governmental Authority” means any federal, state, local, or foreign government, court, arbitrator, agency, authority, commission, instrumentality, or regulatory body.

“Group Indemnified Parties” has the meaning set forth in Section 15.2.

“Intercompany Balance” means all amounts outstanding as of the Closing Date on account of any Due To or Due From balances, loans, advances, receivables, payables, or other intercompany obligations between Tech, on the one hand, and Group or any of its other Affiliates, on the other hand, as reflected on Tech’s books and records immediately prior to the Closing; provided; however, that “Intercompany Balance” does not include any amounts represented by the Note (defined below).

“Losses” means losses, damages, liabilities, deficiencies, judgments, settlements, awards, fines, penalties, costs, and expenses, including reasonable attorneys’ fees and expenses; provided, however, that “Losses” shall not include special or punitive damages except to the extent actually awarded to a third party.

“Receivable Contribution” means the pre-closing action by which Group contributes the Intercompany Balance (or the intercompany receivable representing the same on Group's books) to DTI as a capital contribution.

“Target Cash Amount” means $3,500,000.00.

“Taxes” means all taxes, levies, imposts, duties, charges, fees, deductions, or withholdings of any kind, together with all interest, penalties, and additions imposed by any Governmental Authority.

“Transition Services Agreement” means the transition services agreement to be entered into at or prior to Closing pursuant to which Group or its Affiliates will provide certain post-Closing transition services, including HR support, payroll and benefits administration support, and accounting coordination support, on the terms set forth therein.

2.- Transfer OF SHARES

2.1 Transfer of Shares. Subject to the terms and conditions of this Agreement, at the Closing, Group shall transfer and deliver to Buyer, and Buyer shall acquire and receive from Group, all of the Shares, free and clear of all liens other than restrictions arising under applicable securities laws.

2.2 Effect of Closing. Upon consummation of the Closing, Buyer shall own all of the Shares and Tech shall become a wholly owned subsidiary of Buyer with respect to the Shares.

3.- Consideration; TARGET CASH FUNDING

3.1 Consideration for Shares. In consideration of the transfer of the Shares to Buyer, at the Closing, Group shall pay to Buyer the sum of One Dollar ($1.00).

3.2 Target Cash Funding. As of the Effective Date, Group has funded cash and cash equivalents into Tech’s bank accounts in an amount equal to the Target Cash Amount, and no additional funding shall be required from Group under this Section 3.2.

3.3 Tech Note. In connection with the transactions contemplated by this Agreement, and in consideration of Group’s funding of the Target Cash Amount and various other recent capital infusions provided by Group to Tech, which are hereby expressly acknowledged by Buyer, at the Closing, Buyer shall cause Tech to execute and deliver to Group a promissory note, substantially in the form attached hereto as Exhibit A (the “Note”), in the amount of $5,435,403.00, which Note shall be payable in full on August 5, 2031 and shall bear simple interest of 5% per annum until paid in full. There shall be no prepayment penalty for early payment of the Note, whether such prepayment is in full or in part.

3.4 No Working Capital Adjustment. The Target Cash Amount is a negotiated funding amount and shall not constitute a representation, warranty, or guarantee as to the value of any asset or liability of Tech, nor shall it give rise to any purchase price adjustment, working capital adjustment, earnout, or post-Closing true-up, except as expressly set forth in this Agreement. For the avoidance of doubt, Buyer’s right to set off Amtrak Overages against the Note, as set forth in the Note, shall be deemed expressly permitted by, and shall not be deemed a prohibited purchase price adjustment, working capital adjustment, or true-up under, this Section 3.4.

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4.- ACKNOWLEDGMENT OF COMPANY LIABILITIES; GROUP-LEVEL EXCLUSIONS

4.1 Stock Transfer Structure. Buyer acknowledges that this transaction is structured as a transfer of the Shares.

4.2 Indirect Ownership of Tech Liabilities. By acquiring the Shares, Buyer acknowledges that it will indirectly own Tech together with all of Tech’s assets, rights, properties, contracts, liabilities, and obligations, whether accrued, absolute, contingent, known, unknown, recorded, or unrecorded, except as otherwise expressly provided in this Agreement.

4.3 Excluded Group-Level Obligations. Notwithstanding Section 4.2, Buyer does not assume, and Tech shall not after Closing be responsible for, any liabilities of Group or any of its Affiliates, other than Tech, including liabilities arising under Group's public company reporting obligations, tax sharing agreements, cash management arrangements, or employee benefit plans not specifically adopted or assumed in writing by Buyer or Tech after Closing. For the avoidance of doubt, the Receivable Contribution and Group's elections on the Final Consolidated Return are matters within Group's sole discretion as set forth in Article 16, and Buyer shall not be deemed to have any interest therein by virtue of acquiring the Shares.

5.- CLOSING

5.1 Closing Mechanics. The Closing shall take place remotely by electronic exchange of documents and signatures on the Closing Date, or at such other time, date, or place as Group and Buyer may agree in writing.

5.2 Effective Time. The Closing shall be deemed effective as of 12:01 a.m. Eastern time on the Closing Date unless the parties otherwise agree in writing.

6.- GROUP CLOSING DELIVERIES

At the Closing, Group shall deliver, or cause to be delivered, to Buyer the following:

6.1 a stock power or other instrument of transfer, duly executed by Group, transferring the Shares to Buyer;

6.2 certificates representing the Shares, if any, or an affidavit of lost certificate and related transfer documentation reasonably satisfactory to Buyer;

6.3 a certificate executed by an authorized officer of Group certifying that the conditions set forth in Sections 10.1 and 10.2 have been satisfied;

6.4 copies of resolutions or other governing-authority approvals of Group authorizing the execution, delivery, and performance of this Agreement and the Ancillary Agreements;

6.5 a duly executed Transition Services Agreement;

6.6 a duly executed Employee Leasing Agreement;

6.7 evidence reasonably satisfactory to Buyer that any shortfall required under Section 3.2 has been funded;

6.8 resignations of the directors and officers of Tech designated by Buyer, effective as of the Closing, except to the extent Buyer and Group agree otherwise in writing; and

6.9 such other documents and instruments as Buyer may reasonably request to consummate the transactions contemplated by this Agreement.

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7.- BUYER CLOSING DELIVERIES

At the Closing, Buyer shall deliver, or cause to be delivered, to Group the following:

7.1 a certificate executed by an authorized signatory of Buyer certifying that the conditions set forth in Sections 11.1 and 11.2 have been satisfied;

7.2 copies of resolutions or written consents of Buyer authorizing the execution, delivery, and performance of this Agreement and the Ancillary Agreements;

7.3 a duly executed Transition Services Agreement;

7.4 a duly executed Employee Leasing Agreement;

7.5 the Note, duly executed by Tech; and

7.6 such other documents and instruments as Group may reasonably request to consummate the transactions contemplated by this Agreement.

8.- REPRESENTATIONS AND WARRANTIES OF GROUP

Except as set forth in the Disclosure Schedules, Group represents and warrants to Buyer as of the Effective Date and as of the Closing as follows:

8.1 Organization; Power. Group is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida and has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and to perform its obligations hereunder and thereunder.

8.2 Authorization; Enforceability. The execution, delivery, and performance by Group of this Agreement and each Ancillary Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Group. This Agreement has been, and each Ancillary Agreement to which Group is a party when executed will be, duly executed and delivered by Group and constitutes, or when executed and delivered by Group and the other parties thereto will constitute, the legal, valid, and binding obligation of Group, enforceable against Group in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws relating to creditors’ rights generally and general principles of equity.

8.3 Title to Shares. Group is the sole record and beneficial owner of the Shares, free and clear of all liens other than restrictions arising under applicable securities laws. The Shares constitute all of the issued and outstanding voting equity interests of Tech.

8.4 No Conflict. Except as set forth in Schedule 8.4, the execution, delivery, and performance by Group of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any organizational document of Group, (b) to Group’s knowledge, violate any applicable law binding on Group, or (c) violate or result in a default under any material contract binding on Group with respect to the Shares, except, in the case of clauses (b) and (c), for such matters as would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

8.5 Brokers. No broker, finder, investment banker, or other Person is entitled to any brokerage, finder’s, or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Group for which Buyer or Tech would be liable.

8.6 Limited Nature of Representations. Except for the representations and warranties expressly set forth in this Article 8 and in any certificate delivered by Group pursuant to this Agreement, neither Group nor any other Person makes any representation or warranty, express or implied, at law or in equity, in respect of Group, Tech, the Shares, or the transactions contemplated hereby, and all such other representations and warranties are hereby expressly disclaimed.

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9.- REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Group as of the Effective Date and as of the Closing as follows:

9.1 Organization; Power. Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Florida and has all requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and to perform its obligations hereunder and thereunder.

9.2 Authorization; Enforceability. The execution, delivery, and performance by Buyer of this Agreement and each Ancillary Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited liability company action on the part of Buyer. This Agreement has been, and each Ancillary Agreement to which Buyer is a party when executed will be, duly executed and delivered by Buyer and constitutes, or when executed and delivered by Buyer and the other parties thereto will constitute, the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws relating to creditors’ rights generally and general principles of equity.

9.3 No Conflict. The execution, delivery, and performance by Buyer of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any organizational document of Buyer, (b) violate any applicable law binding on Buyer, or (c) violate or result in a default under any material contract binding on Buyer, except, in the case of clauses (b) and (c), for such matters as would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

9.4 Independent Investigation. Buyer acknowledges and agrees that (a) it has conducted, to its satisfaction, such investigation and due diligence as Buyer has deemed appropriate regarding Tech and the Shares and is entering into this Agreement based upon its own investigation and the express representations and warranties of Group set forth in Article 8; and (b) Seller has not made any representation or warranty to Buyer with respect to any projections, estimates or budgets heretofore delivered to Buyer or any of its Affiliates, agents or representatives with respect to any future revenue, future expenses or expenditures or any other future results of Tech’s business. Adrian Goldfarb, Buyer’s Managing Member and a holder of a 50% membership interest in Buyer (the other 50% being held by Javier G. Acosta), is and has been an executive officer of Tech and, by virtue of such position, is familiar with and fully understands the assets, operations and prospects of Tech. Buyer is a sophisticated investor who, in connection herewith, has had access to such information as would be necessary to qualify for the private offering exemption set forth in the Securities Act of 1933, as amended, and all applicable state securities laws.

9.5 Brokers. No broker, finder, investment banker, or other Person is entitled to any brokerage, finder’s, or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer for which Group or Tech would be liable.

9.6 Acquisition for Investment. Buyer is acquiring the Shares solely for Buyer’s own account for investment and not with a view to any public resale or other distribution thereof, except in compliance with applicable securities laws. Buyer has sufficient experience in business, financial and investment matters to be able to evaluate the acquisition of the Shares and to make an informed investment decision. Further, Buyer is acquiring the Shares with the intention of operating Tech’s business, and Buyer is not acquiring the Shares as an investment with plans (definite or indefinite) for resale, whether public or private, and whether as a sale of the Shares, a sale of Tech’s assets or by merger or other reorganization.

10.- CONDITIONS TO BUYER’S OBLIGATION TO CLOSE

The obligations of Buyer to consummate the Closing are subject to the satisfaction or waiver by Buyer, on or prior to the Closing Date, of each of the following conditions:

10.1 the representations and warranties of Group contained in Article 8 shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except to the extent expressly made as of an earlier date;

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10.2 Group shall have performed and complied in all material respects with all covenants and obligations required by this Agreement to be performed or complied with by Group on or prior to the Closing;

10.3 no law, judgment, order, or injunction shall be in effect restraining, enjoining, or otherwise prohibiting the consummation of the Closing;

10.4 Group shall have delivered the items required by Article 6; and

10.5 the Ancillary Agreements to be executed at Closing shall be in form and substance reasonably satisfactory to Buyer.

11.- CONDITIONS TO GROUP’S OBLIGATION TO CLOSE

The obligations of Group to consummate the Closing are subject to the satisfaction or waiver by Group, on or prior to the Closing Date, of each of the following conditions:

11.1 the representations and warranties of Buyer contained in Article 9 shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except to the extent expressly made as of an earlier date;

11.2 Buyer shall have performed and complied in all material respects with all covenants and obligations required by this Agreement to be performed or complied with by Buyer on or prior to the Closing;

11.3 no law, judgment, order, or injunction shall be in effect restraining, enjoining, or otherwise prohibiting the consummation of the Closing;

11.4 Group shall have obtained all consents and approvals required to consummate the transactions contemplated by this Agreement, including, without limitation, the final approval of Group’s board of directors; and

11.5 Buyer shall have delivered the items required by Article 7.

12.- PRE-CLOSING COVENANTS

12.1 Access. From the Effective Date until the Closing or earlier termination of this Agreement, Group shall provide Buyer and its Representatives with reasonable access, during normal business hours and upon reasonable notice, to the books, records, contracts, personnel, and facilities of Tech for purposes of completing due diligence, planning post-Closing transition matters, and preparing the Ancillary Agreements.

12.2 Interim Operations. Except as required by law, contemplated by this Agreement, necessitated by the financial condition of Tech, or consented to by Buyer in writing, Group shall cause Tech to operate between the Effective Date and the Closing Date in a manner generally consistent with existing operations and transition planning.

12.3 No Transfer of Shares. Prior to the Closing, Group shall not sell, transfer, pledge, encumber, or otherwise dispose of any of the Shares other than pursuant to this Agreement.

12.4 Ancillary Agreements. The parties shall use commercially reasonable efforts to negotiate in good faith and finalize the Ancillary Agreements, on or before the Closing Date.

12.5 Receivable Contribution. Prior to the Closing, Group shall effect the Receivable Contribution by contributing to DTI, as a capital contribution and not as a forgiveness or cancellation of debt, the intercompany receivable representing the Intercompany Balance (estimated at $56,875,185, or such amount as is outstanding as of the date of contribution). The Receivable Contribution shall be documented by a board resolution of DTI and a written contribution agreement between Group and DTI, each providing that the contributed receivable is treated as additional equity capital of DTI under applicable state law. The Receivable Contribution shall not affect the Target Cash Amount or any other economic term of this Agreement.

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13.- POST-CLOSING COVENANTS

13.1 Transition Services Agreement. At Closing, Group and Buyer shall enter into the Transition Services Agreement covering the period commencing on the Closing Date and ending December 31, 2026, unless earlier terminated in accordance with its terms. The Transition Services Agreement is expected to address, among other things, (a) HR services for an agreed hourly fee, (b) payroll administration and continuation of existing benefits administration for the transition period, (c) accounting coordination for the period from the Closing Date through the date thirty-one (31) days thereafter, and (d) monthly billing of employee and other agreed expenses plus a 5% handling fee, subject to any specific credits or adjustments expressly set forth therein.

13.2 Employee Leasing Agreement. At Closing, Group and Buyer and/or Tech, as applicable, shall enter into the Employee Leasing Agreement covering the leasing of designated employees to support the continuation of the existing workers’ compensation coverage structure through December 31, 2026, subject to the terms and conditions of such agreement and applicable law.

13.3 Books and Records. After the Closing, each party shall provide the other with reasonable access, upon reasonable advance notice and during normal business hours, to books and records relating to Tech for periods prior to the Closing to the extent reasonably required for tax, accounting, audit, regulatory, litigation, or other legitimate business purposes.

13.4 Public Company Carve-Out Protections. Buyer shall not assume, and Tech shall not be deemed after Closing to be a party to, any tax sharing agreement, cash management arrangement, equity compensation arrangement, or employee benefit plan maintained by Group or any of its Affiliates, except to the extent expressly adopted in writing by Buyer or Tech after Closing. Group shall remain responsible for all Taxes of Group and its Affiliates other than Tech, and for any obligations under any Group-level plan or arrangement not expressly assumed in writing by Buyer or Tech.

13.5 Tax Returns. Group shall retain responsibility for filing all returns, declarations, reports, information returns and statements, and other documents relating to Taxes (including any amended returns and claims for refund) (“Tax Returns”) of Group and its Affiliates other than Tech, including the final consolidated federal income Tax Return that includes DTI for the taxable period ending on the Closing Date (the "Final Consolidated Return"). Buyer shall cause Tech to be responsible for its own Tax Returns for taxable periods beginning after the Closing Date and, unless otherwise expressly agreed in writing, for any taxable period that includes (but does not end on) the Closing Date. The parties shall cooperate in good faith regarding the preparation and filing of Tax Returns relating to periods ending on or before the Closing Date in a manner consistent with the provisions of Article 16.

14.- EMPLOYEES AND BENEFITS

14.1 No Third-Party Beneficiary Rights. Nothing in this Agreement shall create any right in favor of any current or former employee, officer, director, independent contractor, consultant, dependent, or beneficiary of Group, Tech, or Buyer, including any right to continued employment or service, compensation, severance, equity, or benefits.

14.2 Benefit Plan Transition. Except as expressly set forth in the Transition Services Agreement or the Employee Leasing Agreement, neither Group nor any of its Affiliates shall have any obligation after Closing to continue any employee benefits, payroll processing, or HR administration for the benefit of Tech or its employees.

15.- INDEMNIFICATION

15.1 Indemnification by Group. Subject to the limitations set forth in this Article 15, from and after the Closing, Group shall indemnify, defend, and hold harmless Buyer, Tech, and their respective Affiliates and Representatives (collectively, the “Buyer Indemnified Parties”) from and against any and all Losses actually incurred by any Buyer Indemnified Party arising out of or resulting from:

(a) any breach of any representation or warranty of Group expressly set forth in Article 8;

(b) any breach of any covenant or agreement of Group contained in this Agreement;

(c) any brokerage, finder’s, or similar fee or commission based on arrangements made by or on behalf of Group for which Buyer, Tech, or any of their Affiliates becomes liable; and

(d) the Final Consolidated Return, including the Receivable Contribution and the apportionment of net operating loss carryforwards reflected therein.

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15.2 Indemnification by Buyer. Subject to the limitations set forth in this Article 15, from and after the Closing, Buyer shall indemnify, defend, and hold harmless Group and its Affiliates and Representatives (collectively, the “Group Indemnified Parties”) from and against any and all Losses actually incurred by any Group Indemnified Party arising out of or resulting from:

(a) any breach of any representation or warranty of Buyer expressly set forth in Article 9;

(b) any breach of any covenant or agreement of Buyer contained in this Agreement;

(c) any brokerage, finder’s, or similar fee or commission based on arrangements made by or on behalf of Buyer for which Group or any of its Affiliates becomes liable; and

(d) after the Closing, any (i) sale, transfer or other disposition of all or substantially all of the assets of Tech other than to a wholly owned subsidiary of Tech; (ii) sale, transfer or other disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of a majority of the outstanding Shares or other equity interests of Tech; or (iii) sale, transfer or other disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of Tech if substantially all of the assets of Tech and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries.

15.3 Limitations. Except with respect to fraud or willful misconduct:

(a) Group’s aggregate liability for indemnification under Section 15.1(a) shall not exceed the original principal amount of the Note;

(b) Buyer shall not be entitled to recover under Section 15.1(a) unless and until the aggregate amount of Losses for which recovery is sought exceeds $100,000, after which Buyer may recover only Losses in excess of such amount;

(c) all claims for indemnification under Section 15.1(a), Section 15.2(a) or Section 15.2(d) must be asserted by written Claim Notice on or before the date that is eighteen (18) months following the Closing Date;

(d) claims based on breaches of covenants shall survive in accordance with their terms or, if no period is specified, until sixty (60) days after the expiration of the applicable statute of limitations;

(e) Each indemnified party shall use commercially reasonable efforts to mitigate any Losses that are the subject of claims under this Agreement upon becoming aware of any facts or circumstances that would reasonably be expected to result in any Losses that are indemnifiable hereunder; and

(f) No indemnified party shall be entitled to any indemnification hereunder to the extent that such indemnification would constitute a duplicative payment for the same Losses.

15.4 Exclusive Remedy. Following the Closing, except for claims based on fraud, willful misconduct, claims for specific performance or injunctive relief, and claims arising under the Ancillary Agreements, the indemnification provisions of this Article 15 shall constitute the sole and exclusive remedy of the parties with respect to breaches of this Agreement.

15.5 Claims Procedure. An indemnified party seeking indemnification under this Agreement shall provide a Claim Notice to the indemnifying party promptly after becoming aware of the matter giving rise to such claim; provided that failure to give prompt notice shall not relieve the indemnifying party of its obligations except to the extent actually prejudiced thereby. The indemnifying party shall have the right to assume the defense of any third-party claim with counsel reasonably satisfactory to the indemnified party, provided that the indemnifying party acknowledges in writing its indemnification obligation with respect to such claim.

16.- TAX MATTERS

16.1 Transfer Taxes. Any documentary, sales, use, transfer, stamp, registration, recording, or similar Taxes arising from the transfer of the Shares or the consummation of the transactions contemplated by this Agreement shall be borne by Buyer, and the parties shall cooperate in filing any related Tax Returns.

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16.2 Cooperation. After the Closing, each party shall reasonably cooperate with the other in connection with Tax matters relating to Tech for periods before and after the Closing, including by making available books and records and personnel as reasonably requested.

16.3 No Election Under 1.1502-36(d)(6). Group shall not make an election under Treas. Reg. §1.1502-36(d)(6).

16.4 Buyer's Acknowledgment and Non-Interference. Buyer acknowledges and agrees that: (a) the Receivable Contribution is a pre-closing action of Group expressly authorized by this Agreement; (b) the conversion of the Intercompany Balance from debt to equity of DTI is a legitimate pre-closing restructuring (c) the Receivable Contribution is within Group's sole discretion and does not require Buyer's approval; and (d) Buyer will not take, or cause Tech to take, any action that would interfere with, challenge, or be inconsistent with the Receivable Contribution. Buyer further acknowledges that DTI's inside tax attributes — including consolidated net operating loss carryforwards apportioned to DTI under Treas. Reg. §1.1502-21(b)(2) — may be reduced pursuant to §1.1502-36(d)(3), and Buyer accepts such attribute reduction as an agreed feature of the tax structure of this transaction.

16.5 Final Consolidated Return; Group's Elections. Group shall control the preparation, filing, and all elections made on the Final Consolidated Return. Buyer shall not, and shall cause Tech not to, amend any Tax Return or take any Tax position for any post-Closing period inconsistent with the Receivable Contribution, or any election made on the Final Consolidated Return by Group.

16.6 Buyer Covenants. Buyer covenants and agrees that: (a) Buyer will not, and will cause Tech not to, take any action, file any Tax Return, or assert any Tax position inconsistent with the Receivable Contribution; (b) Buyer will cause Tech to provide Group and its tax advisors with timely access to DTI's books, records, workpapers, and personnel as Group may reasonably request to prepare the Final Consolidated Return and all related computations; (c) Buyer will promptly notify Group of any written communication received from any Governmental Authority relating to the Receivable Contribution, or the Final Consolidated Return; and (d) Buyer will not, and will cause Tech not to, settle or resolve any Tax audit or proceeding relating to the Receivable Contribution without Group's prior written consent, not to be unreasonably withheld.

16.7 Post-Closing Cooperation; Tax Audits. After the Closing, each party shall reasonably cooperate with the other in connection with any Tax audit, examination, administrative proceeding, or judicial proceeding that relates to the Receivable Contribution, the Final Consolidated Return, or any other Tax matter involving Tech for taxable periods ending on or before the Closing Date. Without limiting the foregoing: (a) each party shall promptly notify the other in writing upon receiving any written communication from any Governmental Authority relating to the Receivable Contribution, or any election made on the Final Consolidated Return, and shall provide copies thereof; (b) Buyer shall cause Tech to make available relevant books, records, workpapers, and personnel as Group reasonably requests in connection with any such matter, at Group's expense; and (c) Buyer shall not, and shall cause Tech not to, settle, compromise, or otherwise resolve any Tax audit, examination, or proceeding that involves or could affect the characterization or treatment of the Receivable Contribution without the prior written consent of Group, not to be unreasonably withheld, conditioned, or delayed.

17.- CONFIDENTIALITY; PUBLIC DISCLOSURE

17.1 Confidentiality. Each party shall keep confidential the terms of this Agreement and the information exchanged in connection with the transactions contemplated hereby, except as disclosure is required by law, stock exchange rule, securities regulation, or other applicable legal obligation, or as otherwise permitted by any existing confidentiality agreement between the parties.

17.2 Public Announcements. No party shall issue any press release or other public announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other party, except as required by applicable law or stock exchange rules, in which case the disclosing party shall, to the extent legally permissible, provide advance notice and reasonably cooperate regarding the form of disclosure.

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18.- TERMINATION

18.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Group and Buyer;

(b) by either Group or Buyer if the Closing has not occurred on or before August 31, 2026, provided that the terminating party is not then in material breach of this Agreement; or

(c) by either Group or Buyer if a final, nonappealable order of a court of competent jurisdiction permanently restrains or prohibits the consummation of the Closing.

18.2 Effect of Termination. If this Agreement is terminated pursuant to Section 18.1, this Agreement shall become void and of no further force and effect, and there shall be no liability on the part of any party, except for liability arising from any prior breach and except that those provisions that by their express terms survive termination shall survive.

19.- MISCELLANEOUS

19.1 Further Assurances. From time to time after the Closing, each party shall execute and deliver such additional documents and instruments and take such further actions as may be reasonably requested by the other party to carry out the purposes of this Agreement and the Ancillary Agreements.

19.2 Expenses. Except as otherwise expressly provided in this Agreement or any Ancillary Agreement, each party shall bear its own fees, costs, and expenses incurred in connection with the negotiation, preparation, execution, and performance of this Agreement and the transactions contemplated hereby.

19.3 Notices. All notices, requests, demands, waivers, and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, sent by nationally recognized overnight courier, or transmitted by email (with confirmation of transmission), in each case to the addresses or email addresses set forth below, or to such other address or email address as a party may designate by notice in accordance with this Section:

If to Group:

Duos Technologies Group, Inc.

7660 Centurion Parkway North, Suite 100

Jacksonville, Florida 32256

Attn: Doug Recker

Email: doug@duosedge.ai

with a copy (which shall not constitute notice) to:

Smith Hulsey & Busey

One Independent Drive, Suite 3300

Jacksonville, Florida 32202

Attention: Stephen D. Moore, Jr.

Email: smoore@smithhulsey.com

If to Buyer:

Sandbank Acosta, LLC

2968 Oakisle Road North

Jacksonville, Florida 32257

Attn: Adrian Goldfarb

Email: agg@duosti.com

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19.4 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other party, except that Buyer may assign this Agreement to one or more financing sources for collateral purposes, provided that no such assignment shall relieve Buyer of its obligations hereunder.

19.5 Third-Party Beneficiaries. Except as expressly provided in Article 15 with respect to the indemnified parties, this Agreement is for the sole benefit of the parties and their respective permitted successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy.

19.6 Entire Agreement. This Agreement, together with the Disclosure Schedules and the Ancillary Agreements, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, understandings, and agreements, whether oral or written, relating to such subject matter.

19.7 Amendment; Waiver. This Agreement may be amended, modified, or supplemented only by an instrument in writing signed by Group and Buyer. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the party against whom the waiver is to be enforced.

19.8 Severability. If any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law, the validity, legality, and enforceability of the remaining provisions shall not be affected or impaired thereby, and the parties shall negotiate in good faith a valid and enforceable replacement provision that most closely reflects the original intent.

19.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflicts of laws principles that would require the application of the laws of another jurisdiction.

19.10 Jurisdiction; Venue. Each party irrevocably submits to the exclusive jurisdiction of the state courts of Florida and the federal courts of the United States, in each case located in Duval County, Florida, for the purpose of any action, suit, or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each party hereby waives any objection based on forum non conveniens or improper venue.

19.11 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

19.12 Specific Performance. The parties agree that irreparable harm may occur if any provision of this Agreement were not performed in accordance with its terms and that, accordingly, the parties shall be entitled to seek specific performance, injunctive relief, and other equitable remedies to enforce the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

19.13 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Signatures delivered by electronic transmission or in PDF format shall be deemed effective as original signatures for all purposes.

20. SIGNATURES

IN WITNESS WHEREOF, the parties have executed this Stock Transfer Agreement as of the Effective Date.

GROUP / SELLER:

DUOS TECHNOLOGIES GROUP, INC.

By: /s/ Frank D. Recker

Name: Frank D. Recker

Title: Chief Executive Officer

BUYER:

SANDBANK ACOSTA, LLC

By: /s/ Javier G. Acosta

Name: Javier G. Acosta

Title: Member

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EXHIBIT A

FORM OF Promissory Note

PROMISSORY NOTE

$5,435,403.00	August __, 2026

FOR VALUE RECEIVED, the undersigned, Duos Technologies, Inc., a Florida corporation (“Maker”), whose address is 7660 Centurion Parkway North, Suite 100, Jacksonville, Florida 32256, promises to pay to the order of Duos Technologies Group, Inc., a Florida corporation (“Holder”, which term shall include any subsequent holder hereof), whose address is 7660 Centurion Parkway North, Suite 100, Jacksonville, Florida 32256, the principal sum of Five Million Four Hundred Thirty-Five Thousand Four Hundred Three and 00/100 Dollars ($5,435,403.00) (the “Principal Amount”), together with interest accruing at a simple rate of 5% per annum on the Principal Amount from time to time outstanding. Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

This Promissory Note (this “Note”) is given pursuant to that certain Stock Transfer Agreement of even date herewith, by and between Sandbank Acosta, LLC and Holder (the “Transfer Agreement”), with respect to the transfer of all of the issued outstanding stock of Maker. This Note is the “Note” referred to in the Transfer Agreement.

1. Payments. The Principal Amount and accrued interest hereunder shall be due and payable as follows:

(a) The Principal Amount, together with all accrued but unpaid interest hereunder, shall be immediately due and payable in one balloon payment upon the earlier of (i) a Change of Control (as defined below) and (ii) August __, 2031 (the earlier of the foregoing (i) and (ii), the “Maturity Date”).

As used herein, “Change of Control” means (i) the sale, transfer or other disposition of all or substantially all of the assets of Maker other than to a wholly owned subsidiary of Maker; (ii) the sale, transfer or other disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of a majority of the outstanding equity interests of Maker; or (iii) the sale, transfer or other disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of Maker if substantially all of the assets of Maker and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries.

(b) All payments hereunder shall be in lawful money of the United States of America in immediately available funds at Holder’s address set forth herein or at such other place as Holder may designate by written notice to Maker. All payments hereunder shall be applied as follows: (i) first, to any fees or other charges owed by Maker hereunder, (ii) second, to accrued and unpaid interest due under this Note, and (iii) the remainder, if any, to the outstanding principal balance of this Note.

(c) Notwithstanding anything in this Note to the contrary, all outstanding principal, interest and other amounts payable hereunder shall be due and payable on the date such amount is declared by Holder to be immediately payable following an Event of Default.

2. Time of the Essence. Time is of the essence of this Note.

3. Prepayments. This Note may be prepaid in full or in part at any time without penalty. Any such prepayment shall reduce the principal and interest otherwise payable hereunder by the amount of such prepayment. Prepayment in part shall not affect, vary or postpone the duty of Maker to pay all obligations when due, and it shall not affect or impair the right of Holder to pursue all remedies available to it hereunder.

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4. Right of Setoff. Maker shall be entitled, but not obligated, to recover any Amtrak Overages (as defined below) by setting off such amounts against this Note. If Maker exercises its right of setoff, the amount recovered by Maker shall reduce the principal and interest otherwise payable hereunder by the amount of such setoff; provided, however, that any such setoff shall be applied in the manner set forth in Section 1(b) above. If Maker exercises its right of setoff and subsequently either (a) Maker and Holder agree that all or a portion of such amount should not have been setoff and is owed to Holder, or (b) a judgment is entered that provides that all or a portion of such amount should not have been setoff and is owed to Holder, then Maker shall promptly thereafter pay such amount to Holder, including interest earned thereon from the date of such wrongful setoff. For purposes of this paragraph, “Amtrak Overages” means out-of-pocket expenses required to be paid by Maker during the period commencing on July 1, 2026 and ending on the Maturity Date (such period, the “Overage Lookback Period”) to complete the installation of rail portals in New York and Maryland pursuant to the Amtrak contracts listed in Schedule 4 hereto (the “Amtrak Contracts”), solely to the extent that such expenses exceed the payments received by Maker from Amtrak under the Amtrak Contracts during the Overage Lookback Period.

5. Unsecured Obligation; No Liens. This Note is a general, unsecured obligation of Maker.

6. Representations and Warranties of Maker. Maker represents and warrants, as of the date of this Note, as follows:

(a) Maker is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida.

(b) Maker has the requisite power and authority to execute, deliver and perform Maker’s obligations under this Note.

(c) The execution, delivery and performance by Maker of this Note will not violate or be in conflict with, result in a breach of, or constitute a default under, any indenture, agreement or any other instrument to which Maker is a party or by which Maker or any of its assets or properties is bound, or any judgment, decree, order or award of any court, governmental body or arbitrator, or any law, rule or regulation applicable to Maker.

7. Financial Reporting. Commencing with the fiscal year ended December 31, 2026 and continuing with respect to each fiscal year thereafter, Maker shall provide to Holder, not later than 45 days after and as of the end of each fiscal year, Maker’s balance sheet and profit and loss statement, certified by the chief financial officer or other appropriate executive officer of Maker as having been prepared in accordance with generally accepted accounting principles and as presenting fairly the financial condition of Maker as of the date thereof and for the period then ended.

8. Default. The occurrence of any one or more of the following conditions shall each and all constitute an “Event of Default” under this Note:

(a) The Principal Amount, together with all accrued but unpaid interest, is not paid in full within five (5) days after the Maturity Date.

(b) Maker breaches or fails to comply with any of its covenants or other obligations under this Note, other than the obligation to pay the Principal Amount, accrued but unpaid interest thereon or any other amount owed hereunder, and such breach is not cured within ten (10) days after receipt of written notice of such failure or breach.

(c) Any application or petition is filed by or against Maker in connection with any bankruptcy or similar proceeding (which, in the case of an involuntary petition only, is not dismissed or stayed within sixty (60) days after the date of filing same) or if Maker acknowledges its inability or otherwise fails to pay its debts as and when they become due.

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Upon the occurrence of an Event of Default, the entire outstanding Principal Amount and accrued and unpaid interest thereon shall become due and payable at once or thereafter, at the option of Holder, without notice to or demand upon Maker, or Holder may exercise any and all other rights available to it under applicable law or under the Transfer Agreement, each of which remedies shall be cumulative. Forbearance to exercise this right with respect to any failure or breach of Maker shall not constitute a waiver of the right as to any subsequent failure or breach. Exercise of this right shall be without notice to Maker, notice of such exercise being hereby expressly waived.

9. Default Interest. During the existence of an Event of Default, all unpaid principal and accrued interest hereunder shall bear interest at the rate of 8% per annum (the “Default Rate”) until paid.

10. Payment of Costs and Attorneys’ Fees. Maker covenants and agrees to pay all and singular the costs, taxes, fees and expenses of every kind and nature, including Holder’s reasonable attorneys’ fees (including on appeal and in bankruptcy), documentary stamp taxes, intangible taxes and other excise taxes, and including Holder’s reasonable attorneys’ fees and costs in enforcing Holder’s rights under this Note. Every such payment made by or on behalf of Holder shall be immediately due and payable by Maker to Holder and shall bear interest from the date of disbursement by Holder at the Default Rate. Nothing contained in this paragraph shall be construed as requiring Holder to advance or spend money for any of the purposes mentioned in this paragraph. Notwithstanding the foregoing, in any litigation or proceeding arising out of or relating to this Note, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and costs (including on appeal and in bankruptcy) from the non-prevailing party.

11. Waivers and Consents. Maker, for itself, its legal representatives, successors and assigns, respectively, hereby expressly waives presentment, demand for payment, notice of dishonor, protest, notice of non-payment, and diligence in collection, and consents that the time of all payments or any part thereof may be extended, rearranged, renewed or postponed by Holder and agrees that Holder shall not be required first to institute any suit or to exhaust any of its remedies against Maker in order to enforce payment of this Note.

12. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflicts of law principles thereunder.

13. Limitation of Interest. All agreements between Maker and Holder are expressly limited so that in no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof, acceleration of maturity of the unpaid principal balance hereof, or otherwise, shall the amount paid or agreed to be paid to Holder for the use, forbearance or detention of the money to be advanced hereunder exceed the highest lawful rate permissible under any law which a court of competent jurisdiction may deem applicable. If, from any circumstances whatsoever, fulfillment of any provision of this Note, or by any other agreement referred to herein, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law which a court of competent jurisdiction may deem applicable thereto, then ipso facto, the obligation to be fulfilled shall be reduced to the maximum limit of such validity, and if for any circumstances whatsoever Holder shall ever receive interest, the amount of which would exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of the principal balance remaining unpaid hereunder and not to the payment of interest. This provision shall control every other provision of all agreements between Maker and Holder.

14. Documentary and Intangible Taxes. In the event that any intangible tax or documentary stamp tax is due from Holder to any state or other governmental agency or authority because of the execution or holding of this Note, Maker shall, upon demand, reimburse Holder for any such tax paid.

15. Exclusive Venue and Jurisdiction. Any claim, litigation, legal action or other proceeding brought for the enforcement of this Note, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Note, shall lie solely in the state courts of the State of Florida located in Duval County, Florida. Maker and, by its acceptance of this Note, Holder acknowledge that such courts shall have exclusive jurisdiction over any such claim, litigation, legal action or proceeding and hereby waive all (i) objections to personal jurisdiction or venue in such courts, and (ii) claims to the effect that any of such courts constitutes an inconvenient forum.

16. Notices. Any notice required or permitted to be given hereunder shall be given in accordance with Section 19.3 of the Transfer Agreement.

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17. Amendments. This Note may not be modified or changed orally, but only by an agreement in writing signed by the party against whom enforcement of such modification or change is sought.

18. Waiver of Jury Trial. MAKER AND, BY ITS ACCEPTANCE OF THIS NOTE, HOLDER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THEIR RIGHTS TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED UPON THIS NOTE OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE, ANY OTHER AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THE PROVISIONS OF THIS PARAGRAPH HAVE BEEN FULLY NEGOTIATED AND SHALL BE SUBJECT TO NO EXCEPTIONS. NEITHER MAKER NOR HOLDER HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

THIS NOTE IS A BALLOON PAYMENT NOTE WITH ALL PRINCIPAL AND INTEREST IN THE AMOUNT OF $5,435,403.00 IN PRINCIPAL PLUS $1,358,850.75 (IF PAID ON THE STATED MATURITY DATE OF AUGUST 5, 2031) IN INTEREST (TOTAL $6,794,253.75), DUE NO LATER THAN THE MATURITY DATE SET FORTH IN SECTION 1(a). HOLDER IS NOT OBLIGATED TO REFINANCE OR EXTEND THE TERM OF THIS NOTE.

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has executed and delivered this Note as of the date first written above.

Maker:

Duos Technologies, Inc.,
a Florida corporation

By: Exhibit; not for signature

Name:Javier G. Acosta

Title:Chief Operating Officer

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